Duff & Phelps Global Utility Income Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

                                                                                                                          July 25, 2011

VIA EDGAR

Edward P. Bartz

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Global Utility Income Fund Inc.
Registration Statement on Form N-2 (File Nos. 333-172883 and 811-22533)

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Duff & Phelps Global Utility Income Fund Inc. (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on July 26, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8 A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Please direct any questions regarding this filing to Lawrence R. Hamilton, Mayer Brown LLP, at (312) 701-7055 or LHamilton@mayerbrown.com.

Very truly yours,

DUFF & PHELPS GLOBAL UTILITY INCOME FUND INC.

By:	/s/ T. Brooks Beittel
Name:	T. Brooks Beittel
Title:	Secretary